UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number: 811-01884

ENDOWMENTS
(Exact name of registrant as specified in charter)

P.O. Box 7650, One Market, Steuart Tower, San Francisco, California 94120-7650
 (address of principal executive offices) (Zip Code)

Registrant's Telephone Number, Including Area Code - (415) 421-9360

[logo - American Funds®]

[company]

[date]

Speaker:
Speakers:
Capital Research and Management Company

Speaker’s Biography

Speakers’ Biographies
Krista Johnson, CSPG, CLU, ChFC currently serves as an assistant vice president and client relationship manager in the American Funds Institutional Group. She also serves as a vice president of Endowments, a series of investment portfolios designed exclusively for nonprofit organizations. Prior to joining Capital Research and Management Company in 1992, she served as a marketing and ser-vice representative in the Insurance division of The NWNL Companies in Minneapolis, Minnesota. Krista is a certified specialist in planned giving through the American Institute of Philanthropic Studies at California State University, Long Beach. She is also designated a certified life underwriter and Chartered Financial Consultant through the American College in Bryn Mawr, Pennsylvania. Krista received her BA degree in business administration from Augsburg Lutheran College.

Robert G. O'Donnell is senior vice president and a director of Capital Research and Management Company, and vice chairman, principal executive officer and a director of American Balanced Fund. He is also vice chairman, principal executive officer and a trustee of Endowments. Bob has portfolio responsibilities for American Balanced Fund, Washington Mutual Investors Fund, Endowments and for the American Funds Insurance Series Growth-Income Fund. Prior to joining Capital in 1975, Bob was a security analyst for the American Express Investment Management Company. Earlier in his professional career, he spent three years in public accounting. Bob graduated Phi Beta Kappa and summa cum laude from the University of California at Berkeley, where he received both a bachelor's degree and an MBA. He is a member of the American Institute of Certified Public Accountants and the Institute of Chartered Financial Analysts®. He is chairman of the U.C. Berkeley Foundation and a member of the Library Advisory Board at Berkeley. He is also a trustee of the Civil War Preservation Trust and a visiting pro bono lecturer at the Haas Business School at U.C. Berkeley.

CAPITAL RESEARCH AND MANAGEMENT, 333 SOUTH HOPE STREET, LOS ANGELES, CA 90071

Assisting major retirement plans, foundations, trusts, endowments and other institutional investors in American FundsSM American FundsSM is distributed by American Funds Distributors, Inc.

For more information, please contact Krista Johnson, Client Relationship Manager 800/421-8511, ext. 99388

This presentation must be preceded by or accompanied by a prospectus for the fund(s) presented. Investments are not FDIC insured, nor are they deposits of or guaranteed by a bank or any other entity. For more complete information about Endowments or any other the American Funds, including risks, charges, expenses, investment objectives and operating policies, please obtain a current prospectus, available by calling either of the representatives named above. Investors should carefully consider the investment objectives, risks, charges and expenses of the American Funds. This and other important information can be found in the fund's prospectus which should be read carefully before investing.

The Capital Group Companies
American Funds Capital Research and Management Capital International Capital Guardian Capital Bank and Trust

Presentation overview

• Organizational overview
• Investment philosophy and process
• Fund review

Capital Research and Management Company A private, employee-owned organization that focuses on one business — managing money
American Funds®
	Investment management	Sales and service

	Capital Research and Management CompanySM Investment adviser to the 29 American Funds®	American Funds DistributorsSM distributes 29 American Funds
American Funds Service CompanySM serves as the retail transfer agent for American Funds
Capital Bank and Trust CompanySM provides trust services for American Funds IRA and other retirement plan shareholders

U.S. assets	more than $500 billion

Global/international assets	more than $250 billion

Total assets	more than $750 billion

as of 12/31/05

Capital Research and Management Company is one of the investment advisers that, together with its affiliates, form the Capital Group Companies. The Capital Group’s largest components are American Funds, Capital Guardian Trust Company and the Capital International companies.

Our investment experience

A history of nearly 75 years

1931 Capital organization founded in Los Angeles

1934 Began managing The Investment Company of America®, one of the first mutual funds in the United States

1953 Made our first investment outside of North America

1958 Created the multiple portfolio counselor system

1962 Opened Geneva office, one of the first U.S.-based investment firms to have an overseas office

1969 Started Capital International Perspective*, out of which came the MSCI EAFE® and MSCI World indexes — two of today’s most respected measures of international stock market activity

1973 Introduced New Perspective Fund®, one of the first global growth funds

1974 Launched The Bond Fund of AmericaSM, our largest and most diversified income fund

1975 Capital Research and Management assumes management responsibilities for the EndowmentsSM portfolios+

1984 Launched EuroPacific Growth Fund®, an international fund that invests primarily in Europe and the Pacific Basin

1990 Created multiple service centers, extending service hours and enhancing emergency preparedness

1999 Launched New World Fund®, designed to give individual investors access to opportunities in developing markets

2005 Capital Research and Management is among the three largest mutual fund managers in the United States, managing more than $750 billion in assets

*Now published by Morgan Stanley Capital International, Inc., and known as Morgan Stanley Capital International Perspective.
+EndowmentsSM funds opened and incorporated in 1969 - 1972 under American Express Investment Corporation.

What makes Capital Research and Management different?

• Long-term, value-oriented approach
• An extensive global research effort
• The multiple portfolio counselor system
• Experienced investment professionals
• A commitment to low operating expenses

A world of difference
Comprehensive, multinational and multilingual research effort

[global map]

Countries visited in 2005

The Americas (12 countries)
Argentina
Bermuda
Brazil
Canada
Chile
Columbia
Mexico
Panama
Saint Martin
Trinidad & Tobago
United States
Uruguay

Western Europe (18 countries)
Austria
Belgium
Denmark
Finland
France
Germany
Greece
Iceland
Ireland
Italy
Luxembourg
Netherlands
Norway
Portugal
Spain
Sweden
Switzerland
United Kingdom

Eastern Europe and Central Asia (9 countries)
Croatia
Czech Republic
Hungary
Kazakhstan
Poland
Russia
Slovenia
Turkey
Ukraine

Pacific Basin and South Asia (17 countries)
Australia
Bangladesh
China
Hong Kong
India
Indonesia
Japan
Korea
Malaysia
New Zealand
Pakistan
Philippines
Singapore
Sri Lanka
Taiwan
Thailand
Vietnam

Africa and Middle East (12 countries)
Botswana
Egypt
Iran
Israel
Kuwait
Lebanon
Morocco
Saudi Arabia
South Africa
Swaziland
United Arab Emirates (UAE)
Zambia

American Funds Offices
Los Angeles	(1931)
New York	(1943)
Geneva	(1962)
Washington, D.C.	(1974)
San Francisco	(1975)
London	(1979)
Tokyo	(1982)
Hong Kong	(1983)
Singapore	(1989)

Affiliated company offices
Toronto	(2000)

• We have visited thousands of companies in more than 65 countries
• $130 million spent on research annually
• Large, global research organization

46 portfolio counselors	107 research analysts
34 nationalities represented	More than 2 dozen languages spoken

The multiple portfolio counselor system
A unique method of portfolio management

• We created this management system in 1958
• Assets of each fund divided into smaller, more manageable portions
• Portfolio counselors make independent investment decisions according to their strongest convictions
• Investments subject to fund objectives and overall guidelines

[begin pie chart]
[Pie chart with 8 segments]
Portfolio Counselor A
Portfolio Counselor B
Portfolio Counselor C
Portfolio Counselor D
Portfolio Counselor E
Portfolio Counselor F
Portfolio Counselor G
Portfolio Counselor H
[end pie chart]

• Diversity
• Continuity
• Manageability
• Consistency

Experienced investment professionals
We believe in attracting — and keeping — talented associates

• Foster creativity and encourage independent thinking
• Base current year compensation primarily on results over a rolling four-year period
• Offer equity ownership in the parent organization to tenured professionals
• Half of our portfolio counselors have been in the investment business for 20 years
• Nearly a quarter of them experienced the 1973-74 bear market
• Average 23 years of experience (20 with our organization)

Investment process
A four-step process

Step 1:		Step 2:		Step 3:		Step 4:
Research		Communication		Stock/bond selection		Implementation and risk control

•Fundamental research and analysis •Focus on individual companies	> > > > > > > > > > > > > > > > > >	•Discussion •Commentary •Recommendation	> > > > > > > > > > > > > > > > > >
Multiple portfolio counselor system
[begin pie chart]
[Pie chart with 8 segments]
Portfolio Counselor A
Portfolio Counselor B
Portfolio Counselor C
Portfolio Counselor D
Portfolio Counselor E
Portfolio Counselor F
Portfolio Counselor G
Portfolio Counselor H
[end pie chart]
					> > > > > > > > > > > > > > > > > >	I N V E S T M E N T C O N T R O L	T R A D I N G	> > > > > > > > > > > > > > > > > >	Investment Committee [begin pie chart] [Whole pie chart] Fund Portfolio [end pie chart]

Sizes of portfolio segments do not reflect actual asset allocations.

Capital resources
Capital Research and Management’s commitment to client services

• Nonprofit and foundation group

Over 500 nonprofit clients

Over $4 billion in assets

Types of nonprofit organizations

• Higher education
• Hospital and healthcare
• Social service organizations
• Arts and humanities

• Services for endowments

Client relationship manager

Periodic seminars for shareholders on topics of interest

Sample policy information

Charitable administration referrals

• Your contact is: Krista Johnson, CSPG, CLU, ChFC

Client relationship manager
(213) 486-9388

• Key support groups

Account and transaction services

Contact 800/421-5475, ext. 3 or IISservices@capgroup.com

Account set-up, registration and address changes
Account values and share balances
Purchases, redemptions or fund exchanges
Requests for fund prices, returns and yields
Notification of financial adviser changes
Verification of investments and/or redemptions
Statement transaction history and requests

Investment services

Contact 866/421-2146 or AFIGclientservices@capgroup.com

Quarterly investment commentaries
American Funds portfolio background
Literature requests

Visit us at www.americanfunds.com/endowments

A partial listing of Capital Research and Management’s nonprofit mutual fund clients

As of December 31, 2005

Arkansas Community Foundation
The Arizona Community Foundation
Battle Creek Community Foundation
Bentley College
Bozeman Deaconess Foundation
California Community Foundation
California Institute of the Arts
California Pacific Medical Center
Central Minnesota Community Foundation
Central New York Community Foundation
Chicago Historical Society
Church of Christ Foundation, Malibu
Community Foundation of Central Florida
The Columbus Foundation & Affiliated Organizations
Communities Foundation of Texas
The Community Foundation for Greater Atlanta, Inc.
Community Foundation for Greater Buffalo
Community Foundation for Monterey County
Community Foundation for Muskegon County, Inc.
Community Foundation for Northeast Georgia
Community Foundation for the Capital Region (Albany)
Community Foundation of Central Georgia
The Community Foundation of Greater Birmingham
The Community Foundation of Herkimer & Oneida Counties
Community Foundation of Howard County, Inc.
The Community Foundation of Middle Tennessee
The Community Foundation of New Jersey
Community Foundation of the Rappahannock River Region
Community Foundation of Sonoma County
Community Foundation of Western N. Carolina
Community Foundation Serving Coastal South Carolina
The Community Foundation Serving Richmond & Central Virginia
The Community Foundation (Serving Riverside and San Bernardino Counties)
Connecticut Community Foundation
Cooper Foundation
Cumberland Community Foundation
The Dallas Foundation
El Pomar Foundation
Ellen Noel Art Museum, Odessa, Texas
Faxton Children’s Hospital
First Presbyterian Church, Fullerton, California
Fort Wayne Community Foundation
Foundation for Roanoke Valley, Inc.
Gettysburg College
Glendale Community Foundation
Grand Rapids Community Foundation
The Greater Cincinnati Foundation
The Greater Kansas City Community Foundation
Greater New Orleans Foundation
John & Beverly Stauffer Foundation
North Memorial Medical Center
Norton Simon Foundation
Oklahoma Medical Research Foundation
Orange County Community Foundation
Scholarship America, Saint Peter, MN
University of North Dakota

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